RICHARDSON & PATEL LLP
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                          LOS ANGELES, CALIFORNIA 90024
                            TELEPHONE (310) 208-1182
                            FACSIMILE (310) 208-1154


                                December 20, 2004


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

       RE:  Brands Shopping Network, Inc.
            Information Statement filed on Schedule 14C
            File No. 0-32473
            Amendment Filed on November 18, 2004

Commissioners:

      On behalf of Brands Shopping Network, Inc. (the "Company"), we are filing, marked to show changes, the Company's Amended Preliminary Information Statement on Schedule 14C, File No. 0-32473.

      The following information responds to the comments of the Staff of the Securities and Exchange Commission in their letter dated December 2, 2004. For your convenience, the Staff's comments have been reproduced below and are followed by additional information or a description of how the Company responded to each comment.

General

      1. We note your response to prior comment 1. However, the Form 8-K in effect at the time you entered into the merger agreement required that you file documents relating to a change of control under Item 403(c) of Regulation S-B. Please advise.

            WE ADVISE THE STAFF THAT WE WILL FILE A FORM 8-K REGARDING THE POTENTIAL CHANGE OF CONTROL THAT MAY OCCUR AS A RESULT OF THE CONSUMMATION OF THE MERGER PURSUANT TO THE MERGER AGREEMENT. WHILE THE COMPANY BELIEVES THAT NO EVENT TRIGGERING THE OBLIGATION TO FILE A REPORT ON FORM 8-K HAS OCCURRED, IT IS NOT OPPOSED TO FILING THE FORM 8-K IF NECESSARY TO RESOLVE THIS COMMENT.

Securities and Exchange Commission
December 20, 2004
Page 2


Action 1 - Approval of Merger, page 4

      2. Disclosure in your amended 10-KSB filed November 18, 2004 indicates that Brands Shopping Network has received a satisfaction of judgment related to its litigation with RTTS Acquisition Corporation. Please discuss all material terms of the settlement and clearly disclose whether this condition of the merger is satisfied.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

About Brands Shopping Network, page 6

      3. We note disclosure comparing your company to well-established companies such as QVC, Home Shopping Network and ShopNBC. This disclosure should be deleted given that your company is in the development stage.

            WE HAVE DELETED THE DISCLOSURE REGARDING COMPARISONS TO QVC, HOME SHOPPING NETWORK AND SHOP NBC.

About United Fuel, page 9

      4. As requested previously, please supplementally provide support for the statement that "EWC is one of the largest marketers of fuel and lubricants in each of the market areas in which it operates and is one of the largest propane distributors in the state of Texas."

            WHILE UNITED FUEL IS COMFORTABLE THAT THE PHRASE "EWC IS ONE OF THE LARGEST . . ." IS TRUE BASED ON ITS FAMILIARITY WITH ITS MARKETS AND COMPETITORS IN THOSE MARKETS, THE PHRASE HAS BEEN DELETED BECAUSE THERE IS NOT READILY AVAILABLE STATISTICAL DATA PUBLISHED BY INDEPENDENT SOURCES TO SUPPORT SUCH STATEMENT.

Competition, page 10

      5. We note disclosure indicating that larger competitors have "some competitive advantages" over the company. Please further explain the competitive advantages to which you refer.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

      6. Please explain in more specific terms how the company competes on the basis of "reliability and quality of service, responsiveness to customer needs, the price of products, the location of facilities, and the availability of products."

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Securities and Exchange Commission
December 20, 2004
Page 3


Environmental Matters, page 10

      7. Disclosure indicates that the company is "substantially covered by insurance" to protect against liability for environmental contamination. Please fully describe the company's insurance coverage against such potential liability.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Management's Discussion and Analysis, page 11

Overview, page 12

      8. Please discuss the effect lower crude prices may have on United Fuel's operations.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Liquidity and Capital Resources, page 16

      9. We have read your response to comment 28 as well as your revised disclosures. Please further revise your discussion of liquidity and capital resources to provide an analysis and evaluation of material changes in the underlying drivers of operating, investing and financing cash flows. In doing so, you might focus your discussion on the quality and variability of earnings on cash flows and the underlying reasons for the trends in cash flows so that readers can ascertain the likelihood that past performance is indicative of future performance. Also, you should discuss significant events that would cause or are reasonably likely to cause reported cash flows not to be necessarily indicative of future cash flows. Please refer to Item 303(b)(l) of Regulation S-B and SEC Release 33-8350.

            ADDITIONAL DISCLOSURE HAS BEEN ADDED UNDER THE CAPTION "GENERAL" LEADING INTO THIS SECTION. FACTORS AFFECTING RESULTS OF OPERATIONS WHICH HAVE ALREADY BEEN DISCUSSED IN THAT SECTION WERE NOT OTHERWISE REPLICATED IN THIS SECTION.

      10. We have read your response to comment 29 and do not see the revised disclosure on former page 12 that you indicate addresses our comment. Please revise your disclosure to specifically address why your accounts receivable turnover has decreased from 3.6 at December 31, 2003 to 3.3 at June 30, 2004; as well as address the increase in day's sales outstanding from 100 days at December 31, 2003 to 109 days at June 30, 2004.

            ACCOUNTS RECEIVABLE INCREASED $7,892,000 OR 36% FROM DECEMBER 31, 2003 TO SEPTEMBER 30, 2004. SELLING PRICES FOR THE TWO-MONTH PERIOD ENDED SEPTEMBER 30, 2004 (THE PRIMARY PERIOD FOR WHICH RECEIVABLES WERE OUTSTANDING AS OF SEPTEMBER 30, 2004) INCREASED 33% COMPARED TO THE TWO-MONTH PERIOD ENDED DECEMBER 31, 2003 (THE PRIMARY PERIOD FOR WHICH RECEIVABLES WERE OUTSTANDING AS OF DECEMBER 31, 2003). THE NUMBER OF DAYS SALES OUTSTANDING IN ACCOUNTS RECEIVABLE (COMPUTED USING THE COUNT BACK METHOD) WAS 57 DAYS AT DECEMBER 31, 2003 COMPARED TO 58 DAYS AT SEPTEMBER 30, 2004 AND NOT 100 AND 109 DAYS RESPECTIVELY. BECAUSE THERE IS ONLY ONE DAY DIFFERENCE, UNITED FUEL DID NOT CONSIDER ANY ADDITIONAL EXPLANATION TO BE NECESSARY REGARDING DAYS SALES OUTSTANDING OR ACCOUNTS RECEIVABLE TURNOVER (WHICH IS DERIVED FROM DAYS SALES OUTSTANDING).

Securities and Exchange Commission
December 20, 2004
Page 4


            THE DISCLOSURE IN "NET CASH USED IN OPERATING ACTIVITIES" HAS BEEN REVISED.

      11. In your response to comment 30, you indicate that you are slightly out of compliance with respect to your revolver facility. Please tell us and revise your disclosure to indicate your date of non-compliance, state whether or not a waiver was obtained from your lender, if you intend to renegotiate a modification to the revolver facility, whether you expect it is probable that you will fail to meet the covenant requirement in future compliance dates and further disclosure any adverse consequences of a probable failure to satisfy future covenants as discussed in EITF 86-30. Discuss the potential ramifications to the proposed merger if a waiver is not obtained. Please make these same revisions whether your discussion appears elsewhere in filings.

            THE WAIVER HAS BEEN OBTAINED AND THE DISCLOSURE RELATED TO NON-COMPLIANCE HAS BEEN DELETED. UNITED FUEL CONSIDERS THE NON-COMPLIANCE IMMATERIAL BECAUSE IT WAS A TECHNICAL NON-COMPLIANCE RESULTING FROM A SPECIAL, ONE-TIME CAPITAL EXPENDITURE PROJECT AND IT HAD NO DIFFICULTY OBTAINING THE APPROPRIATE WAIVER.

United Fuel's Reason for the Merger, page 19

      12. As requested previously, disclose the cost difference between merging with a public shell and an initial public offering and registering your securities under section 12 of the Securities Exchange Act of 1934.

            ADDITIONAL DISCLOSURE CONCERNING UNITED FUEL'S ANALYSIS HAS BEEN ADDED. GENERALIZED INFORMATION ABOUT UNITED FUEL'S COST ESTIMATES HAS BEEN INCLUDED. UNITED FUEL DID NOT DEVELOP MORE SPECIFIC COST ESTIMATES.

Securities and Exchange Commission
December 20, 2004
Page 5


Contacts between United Fuel and BSN, page 20

      13. Elaborate on the merger negotiation process to clearly describe each of the meetings that took place between the parties, including the dates, a discussion of which party proposed the exchange ratio, and indicate whether any negotiations regarding that ratio took place. State the amount of dilution to the public stockholders.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Federal Tax Consequences of the Merger, page 20

      14. Please revise to disclose that the discussion summarizes all material federal income tax consequences. Further explain the basis for the company's belief that the merger will be considered a tax-free reorganization.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Action 2 - Amendment to Articles of Incorporation, page 22

      15. We note disclosure indicating that the company proposes to increase its authorized shares of common stock in order to assure that a sufficient number of shares are available for issuance in the future "if our Board of Directors deems it to be in our stockholders' best interest." Please explain in more specific terms the reasons for the proposed increase in common stock.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Remuneration of Directors and Officers, page 24

      16. Please identify the third party who has been assigned the $959,453 in accrued salary if considered an affiliate of the company.

            WE ADVISE THE STAFF THAT THE ASSIGNEE OF THE ACCRUED SALARY IS NOT AN AFFILIATE OF THE COMPANY.

Schedule 5.2(a)

      17.   We note that the stockholder list will be provided to the staff.

            WE HAVE ATTACHED THE STOCKHOLDER LIST TO THIS CORRESPONDENCE.

Securities and Exchange Commission
December 20, 2004
Page 6


Consolidated Financial Statements - United Fuel & Energy Corporation

      18. Please update the interim financial statements through September 30, 2004.

            THE INTERIM FINANCIAL STATEMENTS HAVE BEEN UPDATED THROUGH SEPTEMBER 30, 2004.

Notes to Consolidated Financial Statements, page 6

      19. We have read your response to comment 56. Please tell us if you have any legal obligations with respect to the retirement of any long-lived assets (e.g. underground fuel tanks) that you are required to settle as a result of an existing or enacted law, statute, ordinance or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel, as described in paragraph 2 of SFAS No. 143. If such legal obligations exist, please explain why the adoption of SFAS No. 143 has had no material impact on your financial position and results of operations considering the initial recognition and measurement guidelines set for the in paragraph 3 of SFAS No. 143.

            UNITED FUEL HAS A LEGAL OBLIGATION TO REMOVE UNDERGROUND FUEL TANKS IN THE EVENT OF A TANK FAILURE OR UPON CLOSING A SITE. THE ASSET RETIREMENT OBLIGATION AND RELATED ASSET WAS COMPUTED IN ACCORDANCE WITH THE PROVISIONS OF SFAS NO. 143 BASED UPON THE ESTIMATED REMAINING LIVES OF OUR UNDERGROUND TANKS AND COST TO REMOVE THE TANKS FROM EACH SITE. AT JANUARY 1, 2003 THE COMPUTED ASSET RETIREMENT OBLIGATION OF $69,000 AND RETAINED EARNINGS REDUCTION OF $19,000 WERE DEEMED IMMATERIAL TO THE BALANCE SHEET OF UNITED FUEL. IN ADDITION, THE APPROXIMATE $5,000 EFFECT ON 2003 EARNINGS WAS ALSO DEEMED IMMATERIAL.

            DESPITE THE IMMATERIALITY OF THESE AMOUNTS, IT IS CURRENTLY MANAGEMENT'S INTENT TO ADOPT SFAS NO. 143 IN THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004.

Note H - Commitments and Contingencies, page 14

      20. We have read your response to comment 59. Please explain to us in more detail why you are or are not responsible for the clean up efforts at the fifteen sites that you have identified. Tell us whether you are the owner of the properties involved in these clean up sites or whether you lease these properties from third parties. Please tell us if you have accrued a liability for remediation costs. We note your disclosures concerning the adequacy of insurance policies as well as contributions from third parties. However, it is generally not appropriate to offset environmental liabilities against expected insurance recoveries. See SOP 96-1, par. 146.

Securities and Exchange Commission
December 20, 2004
Page 7


            UNITED FUEL IS NOT RESPONSIBLE FOR THE REMEDIATION AT THE FIFTEEN SITES. IN NEW MEXICO AND TEXAS, THE ONLY STATES IN WHICH UNITED FUEL'S UNDERGROUND STORAGE TANKS ARE LOCATED, ALL TANKS ARE REGISTERED WITH THE APPROPRIATE STATE ENVIRONMENTAL AGENCY. UNDER APPLICABLE STATE LAW, ANY ENVIRONMENTAL REMEDIATION DUE TO LEAKS OR OTHER FAILURES IN THESE TANKS ARE PAID FOR AND REMEDIATION EFFORTS ARE CONTROLLED BY THE APPROPRIATE STATE AGENCY. THE STATES GENERATE FUNDS FOR THESE REMEDIATION EFFORTS BY COLLECTING A FEE ON ALL FUEL SOLD IN THE STATE. IN TEXAS, UNITED FUEL'S FUEL VENDORS CHARGE A FEE ON EACH FUEL INVOICE. IN NEW MEXICO, UNITED FUEL FILES A MONTHLY RETURN AND PAYS THE FEE DIRECTLY TO THE STATE FOR ALL FUEL PURCHASED IN THAT STATE. UNITED FUEL IN TURN PASSES THESE FEES THROUGH TO ITS CUSTOMERS ON ALL FUEL SALES.

            SPECIFICALLY, UNITED FUEL IS NOT RESPONSIBLE AND HAS NO LIABILITY FOR REMEDIATION COSTS AT THE FIFTEEN SITES CURRENTLY UNDER REMEDIATION BY VIRTUE OF STATE STATUTES IN TEXAS AND NEW MEXICO.

            UNITED FUEL DOES NOT HAVE AN ACCRUED LIABILITY FOR REMEDIATION COSTS BECAUSE WE ARE NOT AWARE OF ANY PAST EVENT THAT HAS OCCURRED FOR WHICH REMEDIATION COSTS ARE PROBABLE TO BE INCURRED AND CAN BE REASONABLY ESTIMATED.

            UNITED FUEL DOES NOT HAVE ANY PENDING INSURANCE RECOVERIES RELATED TO ENVIRONMENTAL REMEDIATION CLAIMS AND HAS NOT OFFSET ANY SUCH PENDING RECOVERIES AGAINST ENVIRONMENTAL LIABILITIES.

            In our prior comment 59, we asked you to tell us how much you expend annually on environmental compliance. We note that SOP 96-1, par. 170 as well as SAB Topic 5:Y Question 3 recommend disclosure of the amount included in the income statement for environmental remediation, recoveries from third parties, and costs for environmental compliance. Please tell us how much you have expended for environmental compliance as well as environmental remediation for each of the years that you have presented in the statement of operations.

            UNITED FUEL EXPENDED APPROXIMATELY $185,000 AND $175,000 FOR ENVIRONMENTAL COMPLIANCE IN 2003 AND 2002 RESPECTIVELY. ENVIRONMENTAL REMEDIATION EXPENSES WERE $81,000 AND $55,000 FOR 2003 AND 2002 RESPECTIVELY.

Securities and Exchange Commission
December 20, 2004
Page 8


Note D - Debt, page 10

      21. We have read your response to comment 58. Please add to your disclosure a brief discussion of the priorities of debt instruments and revise your tabular descriptions and other textual references to include the terms Term Loan and 3D Loan that have replaced certain former notes payable and are discussed and defined elsewhere in your filing.

            THE REQUESTED DISCLOSURE HAS BEEN ADDED.

Attachment 5 - Pro Forma Condensed Statement of Operations

      22. Please update the pro forma financial statements through September 30, 2004. Also, correct a mathematical error contained in the line item income (loss) before income taxes and then carried forward in the statement of operation.

            THE PRO FORMA FINANCIAL STATEMENTS HAVE BEEN UPDATED TO SEPTEMBER 30, 2004 AND THE MATHEMATICAL ERROR HAS BEEN CORRECTED.

      23. We have read your response to comment 62. Please revise your presentation of earnings per share to reflect your reverse stock split retroactively in BSN financial statements. See SAB Topic 4C and Rule 11-02(B)(7) of Regulation S-X.

            THE REQUESTED REVISION HAS BEEN MADE.

Amended Form 10-KSB for the fiscal year ended December 31, 2003

General

      24. Your information statement should be amended to reflect any changes made as a result of the comments below. Similarly, the above comments on the business of Brands Shopping Network also apply to the Form 10-KSB.

            WE HAVE REVISED THE INFORMATION STATEMENT TO REFLECT CHANGES RESULTING FROM COMMENTS NO. 25 THROUGH 30.

Business, page 1

      25. We note disclosure that the company "is positioned to take full advantage of Interactive Television opportunities when and where they are deployed by Cable Operators and Digital Satellite Broadcasters." Please reconcile with prior disclosure indicating that the company does not have operations. Revise your disclosure in this section as appropriate.

Securities and Exchange Commission
December 20, 2004
Page 9


            THE DISCLOSURE HAS BEEN REVISED ACCORDINGLY.

      26. We have read your response to comment 64. Please include the references to the applicable rules that define a small business issuer's disclosure controls and procedures exactly as set forth in
            Item 307 of Regulation S-B. Further disclosure any changes that have occurred during the last fiscal period in your internal control over financial reporting as required by Item 308(c) of Regulation S-B.

            WE HAVE REVISED THE FORM 10-KSB ACCORDINGLY.

      27. Please confirm that the inclusion of the titles of your Chief Executive Officer and acting Chief Financial Officer was not intended to limit the capacity in which such individual provided certification. In the future, eliminate reference to the CEO and CFO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-B with respect to annual and interim filings.

            WE SUPPLEMENTALLY ADVISE THE STAFF THAT THE INCLUSION THE TITLES OF OUR CHIEF EXECUTIVE OFFICER AND ACTING CHIEF FINANCIAL OFFICER WAS NOT INTENDED TO LIMIT THE CAPACITY IN WHICH SUCH INDIVIDUAL PROVIDED CERTIFICATION. WE WILL ELIMINATE REFERENCE TO CEO AND CFO TITLES IN THE INTRODUCTORY PARAGRAPHS OF FUTURE PERIODIC FILINGS.

            28. Please revise the report of independent registered accounting firm to state in its introductory paragraph that the restated consolidated statement of operations, stockholders' equity and cash flows are audited for the years ended December 31, 2003 and 2002 as well as the period from inception to date. Please make this revision in the report of independent registered accounting firm in your information statement as well.

            THE REQUESTED REVISIONS HAVE BEEN MADE.

Form 10-QSB for the quarterly period ended September 30, 2004

      29. Please add the disclosures incorporated in your information statement that discusses the recent revolver covenant violations and amendments to your credit facilities, both of which occurred in November 2004.

            WE SUPPLEMENTALLY ADVISE THE STAFF THAT THE DISCLOSURE REGARDING THE REVOLVER COVENANT VIOLATIONS AND AMENDMENTS TO THE CREDIT FACILITIES APPLY TO UNITED FUEL AND NOT BSN. SINCE THE DISCLOSURES DO NOT PERTAIN TO BSN, WE HAVE NOT INCLUDED THEM IN THE BSN FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2004. THE FOOTNOTES TO UNITED FUEL'S INTERIM FINANCIAL STATEMENTS IN THE INFORMATION STATEMENT INCLUDE DISCLOSURE CONCERNING THE REVOLVER AND AMENDMENTS THERETO.

Securities and Exchange Commission
December 20, 2004
Page 10


      30. Similar to your disclosures in Form 10-KSB/A, please include the disclosures on controls and procedures and internal control over financial reporting as required by Items 307 and 308 of Regulation S-B, considering the recommended revisions with respect to comment 64, above.

            WE HAVE REVISED THE FORM 10-QSB/A ACCORDINGLY.


                                Closing Comments

      Marked courtesy copies of the changes to the preliminary information statement will be delivered to the Staff together with a copy of this letter. The Form 8-K referenced in this letter and the Form 10-KSB/A and Form 10-QSB/A incorporating the changes referenced in this letter will be filed as soon as practicable. Please confirm that we can now file the information statement and deliver it to our stockholders. Please direct any further communications to this filing to me at (310) 208-1154 with copies to Roger W. Byrd at Nixon Peabody LLP at (866) 947-1271.


                                                     Sincerely,



                                                     Ryan Hong

cc:   Ian Valentine
      Scott Heller
      Roger W. Byrd